AH
4-5-2004

[redacted]

04016958

...ES
...GE COMMISSION
Washington, D.C. 20549

VF 4-1-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 31 2004
WASH. D.C.
158

SEC FILE NUMBER
8-48973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIM, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Gordon Drive
(No. and Street)

Naples	Florida	34102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd I. Miller III (910) 215-0592
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 E. Fourth St. #1100	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lloyd I. Miller III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIM, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

3/26/04

Signature

President

Title

Robyn R Tupper
My Commission DD231399
Expires November 05, 2007

Robyn R Tupper
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIM, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2003

CERTIFIED PUBLIC ACCOUNTANTS
J·D·CLOUD & CO·L·L·P·

CINCINNATI, OHIO

-CONTENTS-

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

To the Shareholder
LIM, Inc.
Naples, Florida

We have audited the accompanying statements of financial condition of LIM, Inc. at December 31, 2003 and 2002, and the related statements of income, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LIM, Inc. at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 12, 2004

LIM, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2003 and 2002

- ASSETS -		2003	2002
Cash	$	72,737	68,308
Receivable from brokers, dealers, and clearing organizations		3,325,117	3,940,125
Marketable securities owned, at market value		5,965,885	4,607,227
Other investments		16,772	16,772
Exchange memberships		850,000	1,403,500
TOTAL ASSETS	$	10,230,511	10,035,932

- LIABILITIES AND SHAREHOLDER'S EQUITY -			
Securities sold	$	3,023,505	3,638,797
Note payable - related party		1,160,000	-
Payables to broker-dealers		154,726	96,323
Accrued expenses		4,315	617
TOTAL LIABILITIES		4,342,546	3,735,737
SHAREHOLDER'S EQUITY:			
Common stock; $10 par value - 1,000 shares authorized, 100 shares issued and outstanding		1,000	1,000
Additional paid-in capital		1,006,994	1,006,994
Retained earnings		4,879,971	5,292,201
TOTAL SHAREHOLDER'S EQUITY		5,887,965	6,300,195
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	10,230,511	10,035,932

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2003 and 2002

	2003	2002
REVENUES:		
Net dealer inventory and investment gains	$ 1,969,014	4,181,528
Interest and dividends	461,483	913,667
Rental income	2,115	16,018
TOTAL REVENUES	2,432,612	5,111,213
EXPENSES:		
Interest	261,182	471,401
Impairment of asset	728,000	-
Commission and floor brokerage	80,954	43,089
Exchange fees and dues	6,616	13,245
Taxes	5,214	3,486
Other operating expenses	173,976	119,764
TOTAL EXPENSES	1,255,942	650,985
NET INCOME	$ 1,176,670	4,460,228

J. D. CLOUD & CO. L.L.P., CERTIFIED PUBLIC ACCOUNTANTS, CINCINNATI

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance – January 1, 2002	$ 1,000	1,006,994	3,150,119	4,158,113
Net income			4,460,228	4,460,228
Dividends paid			(2,318,146)	(2,318,146)
Balance – December 31, 2002	1,000	1,006,994	5,292,201	6,300,195
Net income			**1,176,670**	**1,176,670**
Dividends paid			**(1,588,900)**	**(1,588,900)**
Balance – December 31, 2003	**$ 1,000**	**1,006,994**	**4,879,971**	**5,887,965**

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003 and 2002

		2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$	1,176,670	4,460,228
Adjustments to reconcile net income to net cash used in operating activities –			
(Increase) decrease in net receivable from brokers, dealers and clearing organizations		615,008	(1,109,451)
Increase in securities owned		(1,973,950)	(203,445)
Impairment of assets		728,000	-
Increase (decrease) in accrued expenses		3,698	179
Increase in payables to broker-dealers		58,403	40,730
NET CASH FLOWS FROM OPERATING ACTIVITIES		607,829	3,188,241
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of exchange memberships		(174,500)	(893,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from short-term debt		1,160,000	-
Dividends paid		(1,588,900)	(2,318,146)
NET CASH FLOWS USED IN FINANCING ACTIVITIES		(428,900)	(2,318,146)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		4,429	(22,905)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		68,308	91,213
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	72,737	68,308
CASH PAID DURING THE YEAR FOR:			
Interest	$	257,484	471,142

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company's primary business is that of a market-maker in securities, solely for the account of the Company's shareholder. It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

SECURITIES-
Marketable securities are valued at quoted market value. Securities not readily marketable are recorded at fair value as determined by the shareholder. Securities not readily marketable include: investment securities for which there is not a market on a securities exchange or there is not an independent publicly quoted market, securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to them or to the Company. The resulting difference between cost and fair market value (or fair value) is included in income.

EXCHANGE MEMBERSHIPS-
Exchange memberships are recorded at cost. During the current fiscal year changes in economic circumstances indicate that the carrying amount of such assets may not be recoverable. Accordingly, the Company recorded an impairment to these exchange memberships.

REVENUE RECOGNITION-
Securities transactions and related commission income and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

INCOME TAXES-
The Company's shareholder has elected to have federal and state income taxes, on corporate income, paid directly by the shareholders in accordance with Subchapter S of the Internal Revenue Code and applicable state law. Accordingly, no provision for income taxes is included in the accompanying statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The shareholder of the Company executes security transactions through the Company in the ordinary course of business. Substantially all trading activity is for the account of the shareholder and balances due to or from other brokers are related to the trading activity of the shareholder.

Notes payable to a related party was $1,160,000 for the year ended December 31, 2003. Interest expense on the note during 2003 was $3,923 at 1.67%.

NOTE 3 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at fair values as follows:

	2003	2002
Corporate bonds, debentures and notes	$ 5,015,091	3,596,355
Corporate stocks	853,717	948,510
Options and warrants	97,077	62,362
Total	$ 5,965,885	4,607,227
Other investments	$ 16,772	16,772

Other investments, held for investment purposes, are carried at cost which approximates fair value.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $3,253,158, which was $3,153,158 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $1,164,315 at December 31, 2003.

NOTE 5 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2003.

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Shareholder
LIM, Inc.
Naples, Florida

Our report on our audit of the basic financial statements of LIM, Inc. appears on page 1. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 12, 2004

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL:		
Total shareholder's equity		$ 5,887,965
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		5,887,965
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		5,887,965
Deductions and/or charges -		
Non-allowable assets:		
Other investments	16,772	
Other assets-Exchange memberships	850,000	866,772
Net capital before haircuts on securities positions		5,021,193
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		
Trading and investment securities:		
Other securities		(1,399,237)
Undue concentrations		(368,798)
Net capital		$ 3,253,158
Memo: Haircuts on Market Maker Positions		$ 6,462

See Independent Auditors' Report on Supplemental Information.

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003
(Continued)

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Note payable and accrued expense	$	1,164,315

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	77,660
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	3,153,158
Excess net capital at 1000%	$	3,036,727
Ratio of aggregate indebtedness to net capital		.36 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	4,375,201
Net audit adjustments -haircut on other security positions		41,880
-note payable shareholder (reclass from paid-in capital)		(1,160,000)
-accrued interest on note		(3,923)
Net capital	$	3,253,158

See Independent Auditors' Report on Supplemental Information.

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
LIM, Inc.
Naples, Florida

In planning and performing our audit of the financial statements and supplemental schedule of LIM, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 12, 2004